                           [Commonwealth Letterhead]

Scott D. Silverman
VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
Commonwealth Annuity and Life Insurance Company
132 Turnpike Road, Suite 210
Southborough, MA 01772

                               February 13, 2009

VIA EDGAR AND E-MAIL

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    RE: Initial Registration Statement on Form N-4 for
        Commonwealth Annuity and Life Insurance Company
        Commonwealth Annuity Separate Account A
        FILE NOS. 333-157121 AND 811-22024

Dear Mr. Ruckman:

    On behalf of Commonwealth Annuity and Life Insurance Company (the "Company"), I have enclosed for your convenience a copy of a prospectus and statement of additional information ("SAI") from an initial registration statement on Form N-4 offered through Commonwealth Annuity Separate Account A (the "Registration Statement"). The Registration Statement, which relates to certain individual flexible premium deferred variable annuity contracts (the "New Contracts"), was filed with the Securities and Exchange Commission on February 5, 2009. The Company would like to begin selling the New Contracts on May 1, 2009.

    REQUEST FOR SELECTIVE REVIEW. The Company respectfully requests that the Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). The prospectus and SAI included in the Registration Statement are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 1 to the Form N-4 registration statement filed on April 25, 2008 (File No. 333-141045) that describes certain variable annuity contracts issued by the Company (the "Existing Contracts").

    The enclosed prospectus and SAI are appropriately marked to indicate the differences between the New Contracts and the Existing Contracts. The material differences between the two are as follows:

    1. Under the New Contracts, the annuity date may not be later than the valuation date on or next following the later of: (1) ten years from the issue date; or (2) the first day of the month following the month in which the older annuitant attains age 99. Under the Existing Contracts, the annuity date may not be after the valuation date on or next following the later of the original older owner's or annuitant's 90th birthday.

    2. The New Contracts will provide a standard death benefit equal to the contract value less any applicable premium taxes. In contrast, if death occurs prior to the older owner's 75th birthday, the standard death benefit under the Existing Contracts is the greater of contract value or purchase payments adjusted for withdrawals, and less any debt and premium taxes. If death occurs on or after the older owner's
        75th birthday, the standard death benefit under the Existing Contracts is equal to the contract value less debt and any premium taxes. A Step-Up Death Benefit rider also is available under the Existing Contracts for an additional fee, but will not be offered with the New Contracts.

    3. Unlike the Existing Contracts, the New Contracts will not offer a fixed account option during the accumulation phase, the Guaranteed Lifetime Withdrawal Benefit Riders, the No Withdrawal Charge Rider, contract loans, or variable annuity payment options.

    4. With respect to fees and charges, the New Contracts will not assess either a withdrawal charge or a commutation charge, nor will state premium taxes be imposed on annuity payments as they are made (these fees are assessed under the Existing Contracts). The annual contract fee under both contracts is $30 and is waived if the contract value is $50,000 or more, but will be deducted monthly under the New Contracts (as opposed to quarterly under the Existing Contracts). Additionally, in contrast to the Existing Contracts, the annual contract fee for the New Contracts will not be deducted upon surrender or annuitization. Finally, the mortality and expense risk charge under the New Contracts will be 0.60%, as opposed to 1.15% under the Existing Contracts.

    5. Unlike the Existing Contracts, the dollar cost averaging program under the New Contracts will not require a minimum transfer amount of $100 per subaccount. Similarly, the systematic withdrawal plan ("SWP") under the New Contracts will not require a minimum $100 periodic payment (which is required under the Existing Contracts) but, in contrast to the Existing Contracts, the SWP under the New Contracts will automatically terminate if a withdrawal would reduce the contract value below $2,000.

    6. Certain of the underlying fund options under the New Contracts may differ from those offered under the Existing Contracts.

    7. Under the Existing Contracts, the maximum issue age is 80 (based on the age of the older owner and annuitant). Under the New Contracts, the maximum issue age is 91 (based on the age of the older annuitant).

    8. The minimum initial purchase payment for non-qualified contracts will be higher under the New Contracts ($5,000 rather than $2,500), the minimum subsequent purchase payment will be lower ($250 rather than $500), and the maximum cumulative purchase payments will be higher ($5,000,000 rather than $1,000,000). Unlike the Existing Contracts, the New Contracts will not impose any minimum purchase payment provisions for payments made pursuant to a pre-authorized checking agreement, and will not restrict purchase payments on or after the older owner's or annuitant's 80th birthday.

    9. Under the New Contracts, the Company will allocate purchase payments during the free look period to the money market subaccount for certain IRA owners as well as those owners residing in states requiring the return of purchase payments upon exercise of the free look right. The Company does not make this allocation under the Existing Contracts.

    10. The conditions under the New Contracts relating to adding, changing, and removing owners, annuitants, and beneficiaries are less stringent than those imposed under the Existing Contracts. The Company also will impose fewer restrictions on transfers made during the accumulation period under the New Contracts, although the Company does reserve the right to limit transfers to twelve per contract year, which is not a condition under the Existing Contracts. Similarly, the Company will impose fewer restrictions on withdrawals made during the accumulation period under the New Contracts.

    11. Under the New Contracts, the Company will terminate a contract if the contract value is less than $2,000 and certain other circumstances occur. The Existing Contracts do not contain a comparable termination provision.

    12. The guaranteed annuity option rates differ between the Existing Contracts and the New Contracts.

    EXCHANGE OFFER SUPPLEMENTS. Included with the enclosed prospectus are fourteen prospectus supplements relating to a proposed exchange offer to be made by the Company to certain of its existing contract owners in reliance on Rule 11a-2 of the Investment Company Act of 1940. These supplements describe the exchange offer and provide a comparison of the New Contracts to each of the fourteen existing contracts that will be part of the exchange offer. Because each of the existing contracts differ with respect to fees and charges, riders, and other contract terms and features, a separate supplement has been created for each contract. However, with respect to the presentation of information and the details relating to the exchange offer, the supplements are substantially similar to one another. The Company would be pleased to mark the enclosed supplements against one another to identify the product-specific differences if this would help facilitate the Staff's review of the Registration Statement.

                                    *  *  *

    Financial statements, updated underlying fund information, exhibits not included herein, and certain other information will be added to the Registration Statement by pre-effective amendment.

    If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff's review of the Registration Statement, please call the undersigned at (508) 460-2408 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ SCOTT D. SILVERMAN
-----------------------------
Scott D. Silverman

Attachment
cc:  Elisabeth M. Bentzinger

                                       3